UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

PATRIOT NATIONAL BANCORP, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

70336F104

(CUSIP Number)

October 15, 2010

(Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial  filing on this form with respect to the subject class of  securities, and for any subsequent amendment containing  information which would alter the disclosures provided in a prior cover page.

The  information  required  on the  remainder  of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities  Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however,  see the Notes).

CUSIP No. 70336F104	SCHEDULE 13G/A	Page of 2 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) HARVEY SANDLER REVOCABLE TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION FLORIDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 596,718
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 596,718
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 596,718 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.56%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 70336F104	SCHEDULE 13G/A	Page of 3 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) THE HARVEY AND PHYLLIS SANDLER FOUNDATION INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION FLORIDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 36,554
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 36,554
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,554 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.10%
12	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 70336F104	SCHEDULE 13G/A	Page of 4 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) HARVEY SANDLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 633,272
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 633,272
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 633,272 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.65%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 70336F104	SCHEDULE 13G/A	Page of 5 of 10 Pages

Item 1(a)	Name of Issuer:

Patriot National Bancorp, Inc. (the "Issuer")

Item 1(b)	Address of the Issuer's Principal Executive Offices:

900 Bedford Street, Stamford, Connecticut 06901

Item 2

1.	(a) Name of Person Filing:

Harvey Sandler Revocable Trust

(b)	Address of Principal Business Office or, if None, Residence: c/o Sandler Enterprises, Inc., 21170 N.E. 22nd Court, North Miami Beach, Florida 33180

(c)	Citizenship:

Harvey Sandler Revocable Trust is a trust organized under the laws of the State of Florida.

(d)	Title of Class of Securities:

Common Stock, par value $2.00 per share

(e)	CUSIP Number:

70336F104

2.	(a) Name of Person Filing:

The Harvey and Phyllis Sandler Foundation, Inc.

(b)	Address of Principal Business Office or, if None, Residence:

c/o Sandler Enterprises, Inc., 21170 N.E. 22nd Court, North Miami Beach, Florida 33180

(c)	Citizenship:

The Harvey and Phyllis Sandler Foundation, Inc. is a corporation organized under the laws of the State of Florida.

(d)	Title of Class of Securities:

Common Stock, par value $2.00 per share

(e)	CUSIP Number:

70336F104

CUSIP No. 70336F104	SCHEDULE 13G/A	Page of 6 of 10 Pages

3.	(a) Name of Person Filing:
Harvey Sandler

(b)	Address of Principal Business Office or, if None, Residence:

21170 N.E. 22nd Court North Miami Beach, Florida 33180

(c)	Citizenship: Harvey Sandler is a United States citizen.

(d)	Title of Class of Securities:

Common Stock, par value $2.00 per share

(e)	CUSIP Number:

70336F104

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

1.           Harvey Sandler Revocable Trust

(a)	Amount beneficially owned: 596,718 shares of Common Stock, $2.00 par value, of Patriot National Bancorp, Inc.

(b)	Percent of class: 1.56%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 596,718 shares

(ii)	Shared power to vote or to direct the vote: 0 shares

(iii)	Sole power to dispose or to direct the disposition of: 596,718 shares

(iv)	Shared power to dispose or to direct the disposition of: 0 shares

CUSIP No. 70336F104	SCHEDULE 13G/A	Page of 7 of 10 Pages

2.           The Harvey and Phyllis Sandler Foundation, Inc.

(a)	Amount beneficially owned: 36,554 shares of Common Stock, $2.00 par value, of Patriot National Bancorp, Inc.

(b)	Percent of class: 0.10%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 36,554 shares

(ii)	Shared power to vote or to direct the vote: 0 shares

(iii)	Sole power to dispose or to direct the disposition of: 36,554 shares

(iv)	Shared power to dispose or to direct the disposition of: 0 shares

3.           Harvey Sandler

(a)	Amount beneficially owned: 633,272 shares of Common Stock, $2.00 par value, of Patriot National Bancorp, Inc.

(b)	Percent of class: 1.65%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 633,272 shares (1)

(ii)	Shared power to vote or to direct the vote: 0 shares

(iii)	Sole power to dispose or to direct the disposition of: 633,272 shares (1)

(iv)	Shared power to dispose or to direct the disposition of: 0 shares

(1)           Harvey Sandler is the sole trustee of the Harvey Sandler Revocable Trust and is the President of The Harvey and Phyllis Sandler Foundation Inc. As a result, Mr. Sandler may be deemed to beneficially own the shares held by the Harvey Sandler Revocable Trust and The Harvey and Phyllis Sandler Foundation and each of the reporting persons may be deemed to be a member of a group within the meaning of Rule 13d-5(b)(1). The reporting persons do not admit to being members of a group and Mr. Sandler disclaims beneficial ownership of the securities held by the Harvey Sandler Revocable Trust and The Harvey and Phyllis Sandler Foundation Inc.

CUSIP No. 70336F104	SCHEDULE 13G/A	Page of 8 of 10 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

This statement is being filed to report the fact that, as a result of the Issuer reporting an increase in the number of shares of Common Stock outstanding, the reporting persons have ceased to be the beneficial owner of more than 5 percent of the outstanding Common Stock of the Issuer effective October 15, 2010.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

See Exhibit A for Joint Filing Agreement.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below the undersigned certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No. 70336F104	SCHEDULE 13G/A	Page of 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 11, 2010	HARVEY SANDLER REVOCABLE TRUST

By: /s/ Harvey Sandler
Name: Harvey Sandler
Title: Sole Trustee

Date: November 11, 2010	By: /s/ Harvey Sandler
HARVEY SANDLER

Date: November 11, 2010	THE HARVEY AND PHYLLIS SANDLER
FOUNDATION INC.

By: /s/ Harvey Sandler
Name: Harvey Sandler
Title: President

CUSIP No. 70336F104	SCHEDULE 13G/A	Page of 10 of 10 Pages

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of PATRIOT NATIONAL BANCORP, INC. and that this Agreement be included as an Exhibit to such statement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement effective as of the dates set forth next to the undersigned's name.

Date: November 11, 2010	HARVEY SANDLER REVOCABLE TRUST

By: /s/ Harvey Sandler
Name: Harvey Sandler
Title: Sole Trustee

Date: November 11, 2010	By: /s/ Harvey Sandler
HARVEY SANDLER

Date: November 11, 2010	THE HARVEY AND PHYLLIS SANDLER
FOUNDATION INC.

By: /s/ Harvey Sandler
Name: Harvey Sandler
Title: President